Bank One, Michigan M11 8946 125 South Main Street P.O. Box 8501 Ann Arbor, Michigan 48104 jim_wolfington@bankone.com	tel 734 995 8146 fax 734 995 8000

[BANK ONE LOGO]

June 25, 2001

Mr. Justin Grubbs
Chief Financial Officer
American Medical Technologies, Inc.
5555 Bear Lane
Corpus Christi, Texas 78405

Re:	Amendment to the Revolving Business Credit Note (LIBOR-Based Interest Rate) (The "Note") and Line of Credit Agreement, (the "Agreement") both dated September 21, 2000.

Dear Justin:

No more than you Ben and John, I am please with your continued success under the new sales model, and hope that the arrangement with CEFLA is as beneficial as expected. I said that we were restoring the interest rate (that has already reduced by its terms), borrowing base and reporting requirements contained in the Loan Documents to the requirements that existed prior to this March. Further, we added $1 million in standby letter of credit availability to your $7.5 million line-of-credit. This letter will amend the Agreement by adding letter-of credit language to Section 1.1 and by removing those sections shown with an underline. It also amends the Note by remove the language shown with an underline.

Please indicate your acceptance of these changes by having a corporate officer sign one copy of this letter, returning it to my attention at your earliest convenience.

The Note is amended by restating the definition of "Applicable Margin" as follows:

"Applicable Margin" means, with respect to any Floating Rate Loan, 0% per annum and, with respect to any Eurodollar Loan, 2.5% per annum until the Cash Flow Coverage Ratio, as defined in the Credit Agreement is not less than 2.00:1:00 for the fiscal quarter immediately preceding calculation, and, thereafter, 1.5 per annum.

Mr. Justin Grubbs
June 25, 2001
Page 2...

The Agreement is amended as follows:

The first paragraph of Section 1.1 is replaced with the following:

Facility A (Including Letters of Credit). The Bank has approved a credit facility to the Borrower in the principal sum not to exceed $7,500,000.00 in the aggregate at any one time outstanding ("Facility A"). Facility A shall include the issuance of standby letters of credit not exceeding $1,000,000.00 in the aggregate of any one time outstanding, expiring not later than one year from the issuance date. Each Letter of Credit shall be in form acceptable to the Bank and shall bear a fee of 1½% per year of the face amount of the Letter of Credit plus $200.00 per year. Credit under Facility A shall be in the form of disbursements evidenced by credits to the Borrower's account and shall be repayable as set forth in a Revolving Business Credit Note executed September 21, 2001 (referred to in this agreement both singularly and together with any other promissory notes referenced in this Section 1 as the "Notes") or by issuance of a Letter of Credit upon completion of an application acceptable to the Bank. The proceeds of Facility A shall be used for the following purpose: working capital. Facility A shall expire on September 30, 2002 unless earlier withdrawn.

Section 5.7 is amended by removing the following:

C.	Within 30 days after and as of the end of each calendar month, the following lists, each certified as correct by one of its authorized agents:
	(1)	a list of accounts receivable, aged from date of invoice;
	(2)	a list of inventory, valued at the lower of cost or market;
	(3)	a borrowing base certificate in form and substance satisfactory to the Bank calculating the Borrowing Base in accordance with paragraph 16 as of the last day of such month.

The following is deleted in its entirety (formerly Section 16):
Borrowing Base. Notwithstanding any other provision of this Agreement, the aggregate principal amount outstanding at any one time under Facility A shall not exceed the lesser of the Borrowing Rate or $7,500,000.00. In the event the outstandings exceed such amount, Borrower shall immediately prepay the outstandings under Facility A in an amount not less than such excess. Borrowing Base means:

	A.	80% of the Borrower's trade accounts receivable in which the Bank has a perfected, first priority security interest, excluding accounts more than 90 days past due from the date of invoice, accounts subject to offset or defense, government, bonded, affiliate and foreign accounts not covered by trade credit insurance acceptable to the Bank, accounts from trade debtors of which more than 50% of the aggregate amount owing from the trade debtor to the Borrower is more than 90 days past due, and accounts otherwise unacceptable to the Bank, plus,

	B.	Inventory of the Borrower in which the Bank has a perfected first priority security interest, valued at the lower of cost or market but not exceeding $3,500,000.00 in the aggregate as follows:

(1) 50% of raw material inventory; and

Mr. Justin Grubbs
June 25, 2001
Page 3...

(2) 50% of finished goods inventory, plus,
C.	Prior to June 1, 2001, 50% of the net book value of the Borrower's machinery and equipment in which the Bank has a perfected, first priority security interest, plus

D.	Prior to June 1, 2001, 100% of the gross book value of the Borrower's real property located at 5555 Bear Lane, Corpus Christi, Texas in which the Bank has a perfected, first priority security interest. The Borrower shall deliver to the Bank an executed mortgage, ALTA mortgage title insurance policy without exceptions, mortgage survey certified to the Bank, Phase I environmental survey and other environmental documentation required by the Bank and, where applicable, an assignment of rents, subordinations of leases, and/or collateral assignments of land contracts, all in form and substance satisfactory to the Bank.

E.	On June 1, 2001, and thereafter, 85% of the appraised value as established by an independent third party appraiser of recognized standing hired by the Bank, of the Borrower's real property located at 5555 Bear Lane, Corpus Christi, Texas.

No other term of condition of any Loan Document is changed by this amendment.

With best regards,

/s/ Jim Wolfington

Jim Wolfington
Vice President

Accepted and agreed this 26 day of June, 2001.

By:	American Medical Technologies, Inc.

By:	/s/ Justin W. Grubbs	Its:	CFO